GENERAL STEEL HOLDINGS, INC.

Kuntai International Mansion Building, Suite 2315
Yi No. 12 Chaoyangmenwai Avenue, Chaoyang District,
Beijing, China 100020

August 11, 2009

United States Securities and Exchange Commission
Washington D.C. 20549
United States of America

Attention:  Mr. John Cash

Re:	General Steel Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
File No. 001-33717

Dear Mr. Cash:

Thank you for your comment letter dated July 28, 2009 on the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 for General Steel Holdings, Inc. (“GSI” or the “Company”).

We appreciate the effort that went into the Staff’s comments. For your ease of reference and reading we have reproduced your original comments in their original number ordering and are providing our responses keyed to the comments right below the respective comments.

Form 10-K for the Fiscal Year Ended December 31. 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of  Operations, page 25
Results of Operations, page 27
Operating Net Income. page 30

1.
We appreciate your response to prior comment seven. However, it continues to appear to us that the non-GAAP measure you present does not comply with the guidance in Item 10 of Regulation S-K and Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Therefore, if you choose to continue to present this measure, please revise your disclosure in future filings to address the following:

•           Include a comprehensive discussion regarding how management uses the measure to evaluate the business;

•           Discuss the material limitations associated with the measure and how management compensates for these limitations; and

•           Provide a more specific and comprehensive discussion regarding why management believes the measure provides useful information to investors.

Company Response

The operating performance of our Iron and Steel business is the heart of General Steel Holdings Inc. It measures the consolidated operating profitability of our Iron and Steel business investments. Management strongly believes it is important to separate non-operating, non-cash expenses associated with our December 2007 fund raising from our GAAP Net Earnings to understand and evaluate the underlying business of our company.

Specifically, part of our December 2007 fund raising is considered a derivative and GAAP requires us to value this derivative using a valuation model linked to our stock price, conversion price and other variables. The 52 weeks ending June 30, 2009 have seen our stock price reach a high of $15.77 and a low of $1.84. These wide fluctuations in our stock price have created large derivative gains and losses not correlated to the underlying business of the company. The end result is that derivative gain or loss may impact GAAP Net Income to the extent that GAAP Net Income does not reflect the underlying business of the company.

The importance for our management and investors to look at the real operating results of our Iron and Steel business, by adjusting the Non-cash and non-operating expenses associated with our December 2007 fund raising from our GAAP Net Income, can be best illustrated with the following example. During the 3rd quarter of 2008, our stock price declined sharply during the global financial crisis. According to GAAP accounting, the sharp decline in stock price gave us a $29.9 million derivative gain. This large derivative gain enabled us to record a record breaking GAAP Net Income of $20.4 million for the quarter. Looking only at our GAAP Net Income, investors would have thought business was GREAT! However……..once investors remove the non-operating, non-cash expenses associated with our December 2007 fund raising from our GAAP Net Earnings, investors will see that our Iron and Steel business operations were actually losing money.

In future filings, commencing with its Form 10-Q filing for the quarter ended June 30, 2009, the Company will provide disclosure as follows:

The management of General Steel Holdings uses non-GAAP adjusted net earnings to measure the performance of the Company’s business internally by excluding non-recurring items as well as non-cash charges related to the Company’s 2007 convertible notes.  The Company’s management believes that these non-GAAP adjusted financial measures allow the management to focus on managing business operating performance because these measures reflect the essential operating activities of General Steel Holdings and provide a consistent method of comparison to historical periods. The Company believes that providing the non-GAAP measures that management uses internally to its investors is useful to investors for a number of reasons. The non-GAAP measures provide a consistent basis for investors to understand General Steel Holding’s financial performance in comparison to historical periods without variation of non-recurring items and non-operating related charges. In addition, it allows investors to evaluate the Company's performance using the same methodology and information as that used by the management. Non-GAAP measures are subject to inherent limitations because they do not include all of the expenses included under GAAP and because they involve the exercise of judgment of which charges are excluded from the non-GAAP financial measure. However, the management of General Steel Holdings compensates for these limitations by providing the relevant disclosure of the items excluded.

The following table provides the non-GAAP financial measure and a reconciliation of the non-GAAP measure to the GAAP net income.

	Three months ended
	June 30, 2009	June 30, 2008
NET LOSS ATTRIBUTABLE TO GENERAL STEEL	$(31,789,212)	$(24,271,226)
less: Non-operating, non-cash expenses associated with our December 2007 Convertible Bond

Notes converted-make-whole interest	(6,454,683)
Change in fair value of derivative liabilities	(26,726,167)	(27,786,632)

ADJUSTED NET INCOME	$1,391,638	$3,515,406

WEIGHTED AVERAGE NUMBER OF SHARES
Basic	39,533,099	34,928,576
Diluted	39,533,099	34,928,576

ADJUSTED EARNING PER SHARE
Basic	$0.035	$0.101
Diluted	$0.035	$0.101

	Six months ended
	June 30, 2009	June 30, 2008
NET LOSS ATTRIBUTABLE TO GENERAL STEEL	$(24,454,580)	$(22,082,766)
less: Non-operating, non-cash expenses associated with our December 2007 Convertible Bond

Notes converted-make-whole interest	(6,454,683)
Change in fair value of derivative liabilities	(22,611,599)	(25,115,869)

ADJUSTED NET INCOME	$4,611,702	$3,033,103

WEIGHTED AVERAGE NUMBER OF SHARES
Basic	37,918,177	34,883,740
Diluted	37,918,177	34,883,740

ADJUSTED EARNING PER SHARE
Basic	$0.122	$0.087
Diluted	$0.122	$0.087

For the three months ended June 30, 2009, the adjusted net income of $1.40 million, or the adjusted EPS of $0.035 per share, for the second quarter of 2009 in the table above excluded a $26.7 million non-cash charge due to change in fair value of derivatives and a $6.45 million make whole interest due to notes converted.  This adjusted net income compared, on the same basis, with the net income of $3.51 million, or $0.101 per share, in the second quarter of 2008.

For the six months ended June 30, 2009, the adjusted net income of $4.6 million, or the adjusted EPS of $0.12 per share, for the first two quarters of 2009 in the table above excluded a $22.6 million non-cash charge due to change in fair value of derivatives and a $6.45 million make whole interest due to notes converted.  This adjusted net income compared, on the same basis, with the net income of $3.03 million, or $0.087 per share, for the first two quarters of 2008.

Item 9A. Controls and Procedures, page 35

a) Evaluations of Disclosure Controls and Procedures, page 35

2.
We note your response to comment 10 in our letter dated June 12, 2009. However, please explain to us in greater detail why your management's conclusion that your consolidated financial statements for the periods covered by and included in the Form 10-K comply with generally accepted accounting practices in the U.S. is relevant to or impacts management's conclusion that your disclosure controls and procedures are not effective due to the material weaknesses you disclose.

Company Response

Please be advised that the conclusion that our consolidated financial statements for the periods covered by and included in the form 10K comply with generally accepted accounting practices in the U.S. is not relevant to and does not impact our management conclusion that our disclosure controls and procedures were not effective due to material weaknesses disclosed.

Item 11. Executive Compensation, page 43

3.
We note your responses to comments 14 and 16 in our letter dated June 12, 2009. It appears from your responses that you may engage in benchmarking. Please tell us whether you engage in benchmarking of this element of compensation. Additionally, in future filings where you engage in benchmarking, please clearly state whether you have engaged in benchmarking of total compensation or any material element of compensation, identifying the benchmark and the component companies as well as where compensation fell within benchmarked parameters. See Item 402(b)(2)(xiv) of Regulation S-K.

Company Response

Please be advised that we have not engaged in benchmarking when awarding unregistered securities to our executive officers and directors. The compensation is based on market information gathered through head-hunting firms or based on pre-existing compensation packages such executive officers or directors had prior to their employment with the Company.

Closing Comment Response

The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; the company also acknowledges that staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filings; and, acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses would be helpful in your review of our annual and quarterly reports.  Please feel free to contact me or our legal counsel Troutman Sanders LLP, Howard H. Jiang at (212)704-6063 or Jie Xiu at (212)704-6018 in case of any further comments or questions in this regard.  Their fax number is (212)704-5904.

Sincerely yours,

GENERAL STEEL HOLDINGS, INC.

By: /s/ Zuosheng Yu
   Name: Zuosheng Yu
   Title: Chief Executive Officer

By: /s/ John Chen
   Name: John Chen
   Title: Chief Financial Officer
  (Principal Financial and
   Accounting Officer)